SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)
(Amendment No.1)*

GlenRose Instruments Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arvin H. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 719,311
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 719,311
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 719,311 (see Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.6%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. N/A	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wynona Lowe Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 719,311
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 719,311
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 719,311 (see Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.6%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. N/A	13G	Page 4 of 8 Pages

Item 1(a).	Name of issuer:

GlenRose Instruments Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

45 First Avenue, Waltham, MA 02451

Item 2(a).	Name of Person Filing:

This Amendment No. 1 is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Arvin H. Smith and Wynona Lowe Smith, each a “Reporting Person” and, collectively, the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Amendment No. 1 as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 jointly in accordance with the provisions of 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Offices or, if None, Residence:

c/o GlenRose Instruments, Inc.
45 First Avenue, Waltham, MA 02451

Item 2(c).	Citizenship:

Mr. and Mrs. Smith are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

N/A

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. N/A	13G	Page 5 of 8 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 719,311. This amount consists of: (a) 513,954 shares of GlenRose Instruments Inc. (“GlenRose”) common stock par value $0.01 per share (“GlenRose Common Stock”) held by the Arvin Herley & Wynona Lowe Smith, TTEES F/T Smith Living Trust  (the “Trust”), a Texas trust whose trustees are Mr. Smith and his wife, Wynona Smith, each of whom share voting power and investment power, and the beneficiaries of that trust are members of Mr. and Mrs. Smith’s family; and (b) 205,357 shares of GlenRose Common Stock, held by Mr. and Mrs. Smith as joint tenants with rights of survivorship, each of whom share voting and investment power, that Mr. and Mrs. Smith have the right to acquire pursuant to currently convertible 4% debentures or 4% debentures that become convertible within 60 days of execution of this Schedule 13G.

(b) Percent of class: 21.6% (based on 3,117,647 shares of GlenRose Common Stock as of November 12, 2008).

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	0

(ii)	Shared power to vote or direct the vote:	719,311

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	719,311

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares identified in Item 4 include 513,954 shares of GlenRose Common Stock held in the Trust, for members of Mr. and Mrs. Smith’s family, of which Mr. and Mrs. Smith, as trustees, share voting power and investment power.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. N/A	13G	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009

/s/ Arvin H. Smith
(Signature)

Arvin H. Smith/Chief Executive Officer
(Name/Title)

/s/ Wynona Lowe Smith
(Signature)

Wynona Lowe Smith
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. N/A	13G	Page 7 of 8 Pages

Exhibit 1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Anthony S. Loumidis, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual, pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 17th day of February, 2009.

/s/ Arvin H. Smith
(Signature)

Arvin H. Smith/Chief Executive Officer
(Name/Title)

/s/ Wynona Lowe Smith
(Signature)

Wynona Lowe Smith
(Name/Title)

CUSIP No. N/A	13G	Page 8 of 8 Pages

Exhibit 99.1

Joint Filing Agreement,

Dated as of February 17, 2009

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of GlenRose Instruments Inc., a Delaware corporation (the “Company”), or any subsequent acquisitions or dispositions of equity securities of the Company by any of the undersigned, and that the foregoing Schedule 13G is filed on behalf of each of the undersigned. The undersigned agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 17th day of February 2009.

/s/ Arvin H. Smith
Arvin H. Smith

/s/ Wynona Lowe Smith
Wynona Lowe Smith